UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

DURATA THERAPEUTICS, INC.

(Name of Subject Company)

DURATA THERAPEUTICS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

26658A107

(CUSIP Number of Class of Securities)

Paul R. Edick

Chief Executive Officer

Durata Therapeutics, Inc.

200 S. Wacker Drive, Suite 2550

Chicago, Illinois 60606

(312) 219-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Brian A. Johnson

Jay E. Bothwick

Wilmer Cutler Pickering Hale and Dorr LLP

7 World Trade Center

250 Greenwich Street

New York, New York 10007

(212) 230-8800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Durata Therapeutics, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on October 17, 2014 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Delaware Merger Sub, Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Actavis W.C. Holding Inc., a Delaware corporation (“Parent”), and an indirect wholly owned subsidiary of Actavis plc, an Irish public limited company (“Actavis”), to acquire all of the outstanding shares of common stock, par value $0.01 per share, of the Company (the “Shares”), at a purchase price of (a) $23.00 per share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Cash Consideration”) plus (b) one contractual contingent value right per Share (each, a “CVR”), which represents the right to receive contingent payments of up to $5.00 in cash in the aggregate, if any, without interest and net of applicable withholding taxes, if specified milestones are achieved (the Cash Consideration plus one CVR, referred to herein collectively as the “Offer Price”), subject to and in accordance with the terms and conditions of the CVR Agreement described in the Schedule 14D-9, and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 17, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Actavis, Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on October 17, 2014. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to provide the supplemental disclosure forth below.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the subsection “Arrangements with Current Executive Officers and Directors of the Company—Severance Arrangements; Compensatory Arrangements Relating to the Merger” on page 9 of the Schedule 14D-9 as follows:

“The Company expects to enter into the Severance Plan, the Bonus Plan and the Section 280G Gross Up Payment arrangements prior to the Effective Time. The material terms of the Severance Plan, the Bonus Plan and the Section 280G Gross Up Payment arrangements were disclosed to Parent and Purchaser prior to the execution of the Merger Agreement, and the Company has agreed to provide in advance to Parent the documentation governing such arrangements and to give due consideration to any comments of Parent. Following the Effective Time, the compensation arrangements will be funded by the Company, and to the extent necessary, by Parent, as the Company’s sole security holder.”

Item 4.	The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	By inserting immediately after the fifth sentence of the eighth paragraph under the subsection heading entitled “Background and Reasons for the Company Board’s Recommendation—Background of the Offer” on page 14 of the Schedule 14D-9 the following sentence:

“The draft merger documentation provided by Company A on September 13, 2014 included a draft merger agreement and a draft tender and support agreement, which tender and support agreement Company A requested be signed by the Company’s directors and executive officers and by certain stockholders of the Company.”

•	By amending and restating the first sentence of the ninth paragraph under the subsection heading entitled “Background and Reasons for the Company Board’s Recommendation—Background of the Offer” on page 15 of the Schedule 14D-9 as follows:

“From September 19 through October 5, 2014, representatives of the Company, WilmerHale and BofA Merrill Lynch had continuing discussions with representatives of Company A, including continued diligence and the negotiation of definitive documentation, consisting of the merger agreement and a tender and support agreement as well as a form of contingent value rights agreement, the initial draft of which Company A provided on September 25, 2014.”

•	By amending and restating the 13th paragraph under the subsection heading entitled “Background and Reasons for the Company Board’s Recommendation—Background of the Offer” on page 15 of the Schedule 14D-9 as follows:

“On September 30, 2014, representatives of Actavis on a telephone call with representatives of BofA Merrill Lynch indicated Actavis was considering, subject to completion of diligence, an acquisition of the Company for an initial cash payment of $21.00 to $23.00 per Share, plus some additional value that may be paid through a CVR. Thereafter on September 30, 2014, the Company Board held a telephonic meeting, together with members of management and representatives of BofA Merrill Lynch, at which they discussed the proposal from Company A and representatives of BofA Merrill Lynch reported on the inquiries made to other potentially interested parties, noting that only Actavis and Company B had expressed interest in an acquisition of the Company, and on the discussions to date with representatives of Actavis. The Company Board authorized management to provide Actavis access to the electronic data room and to conduct diligence meetings with Actavis, as well as to provide Actavis with draft merger documents.”

“Later that day, after the Company Board meeting and discussions with Company management, at the direction of Company management, representatives of BofA Merrill Lynch contacted representatives of Actavis and indicated that if Actavis could offer $23.00 per Share in cash and contingent consideration payments through a CVR in the range of $4.00 to $6.00 per Share in cash, they would be granted access to an electronic data room. Later that day, representatives of Actavis contacted representatives of BofA Merrill Lynch and indicated on a non-binding basis that Actavis was prepared to recommend to its board of directors, subject to completion of diligence, that it approve an acquisition of the Company by Actavis for $23.00 per Share in cash and contingent consideration payments through a CVR of up to $5.00 per Share in cash subject to achievement of to be determined milestones. As part of this proposal, $1.00 per Share of the contingent consideration would be based on receipt of authorization from the FDA to market and sell dalbavancin with approved labeling for infusion in a single dose in adult patients and $1.00 per Share of the contingent consideration would be based on receipt of marketing approval from the EMA for dalbavancin for the treatment of adult patients with acute bacterial skin and skin structure infections. The proposal also contemplated that $3.00 per Share of contingent consideration would be based on achieving a certain sales target and that the Company would subsequently propose such a target.”

•	By amending and restating the first sentence of the 15th paragraph under the subsection heading entitled “Background and Reasons for the Company Board’s Recommendation—Background of the Offer” on page 16 of the Schedule 14D-9 as follows:

“On October 1, 2014, representatives of WilmerHale provided representatives of Debevoise & Plimpton LLP (“Debevoise”), Actavis’ legal advisor, with drafts of definitive documentation consisting of a merger agreement, a form of contingent value rights agreement and a tender and support agreement in substantially similar form to the definitive documentation being negotiated with Company A. The draft merger agreement for the proposed transaction with Actavis contemplating a transaction effected through a tender offer for all outstanding Shares of Company Common Stock, with each share of Company Common Stock entitled to receive an unspecified amount in cash plus one non-transferable CVR.”

•	By inserting immediately after the seventh sentence of the 16th paragraph under the subsection heading entitled “Background and Reasons for the Company Board’s Recommendation—Background of the Offer” beginning on page 16 of the Schedule 14D-9 the following new sentence:

“They also reviewed the current drafts of the merger agreement, form of contingent value rights agreement and tender and support agreement being negotiated with Company A, noted the material differences from the forms previously sent to Debevoise and discussed Actavis’ request that the tender and support agreement be signed by the Company’s directors and executive officers and by stockholders of the Company affiliated with certain of the Company’s directors, specifically the funds affiliated with Canaan Partners and Domain Associates (the “Stockholder Signatories”).”

•	By inserting immediately after the last sentence of the 18th paragraph under the subsection heading entitled “Background and Reasons for the Company Board’s Recommendation—Background of the Offer” on page 17 of the Schedule 14D-9 the following new sentence:

“Also following the meeting of the Company Board on October 2, 2014, representatives of the Company transmitted the form of tender and support agreement to the Company’s directors and executive officers and the Stockholder Signatories, and representatives of WilmerHale responded to questions regarding the tender and support agreement from counsel to the Stockholder Signatories affiliated with Domain Associates. The tender and support agreement signed by each signatory to the tender and support agreement was in substantially the same form as had been previously provided to such signatory.”

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	By amending and restating the third and fourth sentences of the first paragraph under the subsection heading entitled “Regulatory Approvals” on page 39 of the Schedule 14D-9 as follows:

“The Company and Parent each filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on October 20, 2014. As a result, the required waiting period with respect to the Offer will expire at 11:59 P.M., New York City time, on November 4, 2014, unless earlier terminated by the FTC and the Antitrust Division or extended by a request for additional information and documentary material prior to that time.”

•	By amending and restating the subsection “Certain Litigation” on page 39 the Schedule 14D-9 as follows:

“On October 10, 2014, a putative stockholder class action complaint, captioned Warren Campbell v. Durata Therapeutics, Inc., et al., No. 10222 (Del. Ch. Ct.), was filed against Durata, the Company Board, Parent, and others in Delaware Chancery Court. The complaint alleges that members of the Company Board breached their fiduciary duties in connection with the approval of the Merger and that Parent and Durata aided and abetted the alleged breach of fiduciary duties. The complaint alleges that the Durata directors breached their fiduciary duties in connection with the proposed transaction by, among other things, conducting a flawed sale process, failing to maximize stockholder value and obtain the best financial and other terms, and failing to inform themselves of the value of Durata. On October 22, 2014, the plaintiff filed an amended complaint to include additional allegations that the Company Board breached its fiduciary duties by misrepresenting and omitting information in the Schedule 14D-9, including that the Company Board misrepresented or omitted information concerning (1) the Company’s financial projections; (2) the financial analyses of the Company’s financial advisor; (3) potential conflicts of interest with the Merger; and (4) facts about the background leading up to the announcement of the Merger. The plaintiff seeks injunctive and other equitable relief, including enjoining the defendants from consummating the Merger, in addition to other unspecified damages, fees and costs. Durata, Parent, and the Company Board believe that the lawsuit is without merit and intend to defend it vigorously.

“Also on October 10, 2014, another putative stockholder class action complaint, captioned Shiva Stein v. Durata Therapeutics, Inc., et al., No. 2014-CH-16430 (Ill. Cir. Ct.), was filed against Durata, the Company Board, Parent, and Purchaser in the Circuit Court of Cook County, Illinois. The complaint alleges that members of the Company Board breached their fiduciary duties in connection with the approval of the Merger and that Durata, Parent and Purchaser aided and abetted the alleged breach of fiduciary duties. The complaint alleges that the Durata directors breached their fiduciary duties in connection with the proposed transaction by, among other things, conducting a flawed sale process, failing to maximize stockholder value and obtain the best financial and other terms, and failing to inform themselves of the value of Durata. On October 21, 2014, the plaintiff filed an amended complaint to include additional allegations that the Company Board breached its fiduciary duties by misrepresenting and omitting information in the Schedule 14D-9, including that the Company Board misrepresented or omitted information concerning (1) the Company’s financial projections; (2) the financial analyses of the Company’s financial advisor; (3) potential conflicts of interest with the Merger; and (4) facts about the background leading up to the announcement of the Merger. Also on October 21, 2014, the plaintiff filed a motion with the Court asking the Court to expedite the proceedings in this case. The plaintiff seeks injunctive and other equitable relief, including enjoining the defendants from consummating the Merger, in addition to other unspecified damages, fees and costs. Durata, Parent, and the Company Board believe that the lawsuit is without merit and intend to defend it vigorously.”

“Also on October 20, 2014, another putative stockholder class action complaint, captioned Nadyenka Pelpola v. Durata Therapeutics, Inc., et al., No. 2014-CH-16971 (Ill. Cir. Ct.), was filed against Durata, the Company Board, Parent, and Purchaser in the Circuit Court of Cook County, Illinois. The complaint alleges that members of the Company Board breached their fiduciary duties in connection with the approval of the Merger and that Durata, Parent and Purchaser aided and abetted the alleged breach of fiduciary duties. The complaint alleges that the Durata directors breached their fiduciary duties in connection with the proposed transaction by, among other things, conducting a flawed sale process, failing to maximize stockholder value and obtain the best financial and other terms, and failing to inform themselves of the value of Durata. The plaintiff seeks injunctive and other equitable relief, including enjoining the defendants from consummating the Merger, in addition to other unspecified damages, fees and costs. Durata, Parent, and the Company Board believe that the lawsuit is without merit and intend to defend it vigorously.”

“Also on October 23, 2014, another putative stockholder class action complaint, captioned Darshan Kansagara v. Durata Therapeutics, Inc., et al., No. 10279 (Del. Ch. Ct.), was filed against Durata and the Company Board in Delaware Chancery Court. The complaint alleges that members of the Company Board breached their fiduciary duties in connection with the approval of the Merger. The complaint alleges that the Durata directors breached their fiduciary duties in connection with the proposed transaction by, among other things, conducting a flawed sale process, failing to maximize stockholder value and obtain the best financial and other terms, and failing to inform themselves of the value of Durata. Plaintiff also alleges that the Company Board breached its fiduciary duties by misrepresenting and omitting information in the Schedule 14D-9 Solicitation/ Recommendation Statement that was filed with the U.S. Securities and Exchange Commission on October 17, 2014, including that the Company Board misrepresented or omitted information concerning (1) the Company’s financial projections; (2) the financial analyses of the Company’s financial advisor; (3) potential conflicts of interest with the Merger; and (4) facts about the background leading up to the announcement of the Merger. Also on October 23, 2014, the plaintiff filed a motion with the Court asking the Court to expedite the proceedings in this case and asking the Court to preliminarily enjoin the Merger. The plaintiff seeks injunctive and other equitable relief, including enjoining the defendants from consummating the Merger, in addition to other unspecified damages, fees and costs. Durata and the Company Board believe that the lawsuit is without merit and intend to defend it vigorously.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DURATA THERAPEUTICS, INC.

By:	/s/ Corey N. Fishman
	Name:	Corey N. Fishman
	Title:	Chief Financial Officer and Chief Operating Officer

Dated: October 24, 2014